

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 29, 2012

<u>Via E-mail</u>
Yushan Wei
President, Chief Executive Officer and Chairman
GSP-2, Inc.
Gongzhuling State Agriculture Science and Technology Park
Location of 998 kilometers, Line 102
Gongzhuling City, Jilin Province, China

      Re: GSP-2, Inc.
              Form 10-K for the year ended December 31, 2011
              Filed March 30, 2012
              File No. 000-54071

Dear Mr. Wei:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                         Sincerely,

                         /s/ David R. Humphrey

                         David R. Humphrey
                         Accounting Branch Chief